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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 0 2 2015
WASH... 403

SEC FILE NUMBER
8- 13470

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>01/01/14</u> AND ENDING <u>12/31/14</u>
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYMETRA SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108TH N.E., SUITE 1200

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

BELLEVUE	WA	98004-5135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
COLLEEN MURPHY   425-256-8189

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP

(Name – *if individual, state last, first, middle name*)

999 THIRD AVENUE, SUITE 3500	SEATTLE	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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STATEMENT OF FINANCIAL CONDITION

Symetra Securities, Inc.
Year Ended December 31, 2014
With Report of Independent Registered Public Accounting
Firm

Symetra Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2014

Contents



Ernst & Young LLP   Tel: +1 206 621 1800
Suite 3500   Fax: +1 206 654 7799
999 Third Avenue
Seattle, WA 98104-4086

Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Securities, Inc.

We have audited the accompanying statement of financial condition of Symetra Securities, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Symetra Securities, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2015

Symetra Securities, Inc.

Statement of Financial Condition

As of December 31, 2014

Assets

Cash and cash equivalents	$	1,158,227
Accounts and other receivables		637,459
Prepaid expenses		50,708
Deferred income tax assets, net		3,066
Total assets	$	1,849,460

Liabilities and stockholder's equity

Liabilities:

Accounts payable	$	7,524
Accounts payable - affiliated		276,459
Total liabilities		283,983

Commitments and contingencies (*Note 7*)

Stockholder's equity:

Common stock (10,000 shares authorized, issued, and outstanding; $100 par value)		1,000,000
Additional paid-in capital		106,680
Retained earnings		458,797
Total stockholder's equity		1,565,477
Total liabilities and stockholder's equity	$	1,849,460

See accompanying notes.

Symetra Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2014

1. Organization and Nature of Business

Symetra Securities, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company filed for and was granted exclusion from membership in the Securities Investor Protection Corporation (SIPC). The Company acts as the underwriter and distributor of the variable separate account products for Symetra Life Insurance Company (Symetra Life).

The Company also acts as the broker of record for a certain group of shareholders of Pioneer Funds and other mutual funds. The Company provides record-keeping and other account holder services for these shareholders, including the facilitation of nonsolicited purchase, sale, and redemption orders. The Company promptly transmits all investor funds received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Symetra Life (the Affiliate), is a wholly owned subsidiary of the Parent. The operations of the Company could be affected by changes in the Parent or Affiliate's business strategies, or by the economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income and to pay related commission expense. In addition, the Company is dependent upon the Parent and Affiliate for services that support its operations.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP), including the rules and regulations of the Securities and Exchange Commission (SEC). The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. The recorded amounts reflect management's best estimates, though actual results could differ from those estimates.

Symetra Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2014

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of demand bank deposits and short-term highly liquid investments with maturities of three months or less at the time of purchase. Cash equivalents are reported at cost, which approximates fair value, and were $607,018 as of December 31, 2014, all of which were held in a single money market fund.

The Company determines the fair value of financial instruments based on the fair value hierarchy, which favors the use of observable inputs over the use of unobservable inputs when measuring fair value. The Company has categorized its financial instruments into the three-level hierarchy, which gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). Cash equivalents, which represent all of the Company's financial instruments, have been classified as Level 1 under the fair value hierarchy.

Accounts Receivable

Receivables are carried at contracted amounts, which approximate fair value and represent the estimated collectible amounts.

Prepaid Expenses

Prepaid expenses consist primarily of prepaid annual FINRA membership and registration fees and prepaid insurance. The amounts are amortized over the coverage period for insurance and FINRA fees.

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements Not Yet Adopted

ASU 2014-09, Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers*. This ASU outlines the principles a company must apply to measure and recognize revenue and the related cash flows. The core principle is that a company will recognize revenue at an amount that reflects the consideration to which it expects to be entitled in exchange for transferring goods or services to a customer. This new standard also increases required disclosures. The standard is effective for fiscal years beginning after December 15, 2016, with retrospective or modified retrospective application required. The Company is currently assessing the impact of the standard on its financial statements.

3. Related-Party Transactions

The Company, in the normal course of business, is charged by the Parent or Affiliate for costs incurred directly related to the Company's activities and for its allocated share of operating expenses, as well as income taxes incurred during the year on its behalf. As of December 31, 2014, accounts payable to affiliates for income taxes and personnel and other administrative expenses were $153,982 and $122,477, respectively.

4. Dividends

In 2014, the Company declared and paid dividends of $1,000,000 to its Parent. Dividend payments are limited by the SEC Uniform Net Capital Rule (Rule 15c3-1) described in Note 6.

5. Income Taxes

The Company is included in Parent's income tax returns, which are filed in the U.S. federal and various state jurisdictions. The method of allocation of federal income tax expense between the companies in the consolidated group is subject to a written agreement approved by each respective company's board of directors. The allocation is based upon separate return calculations. The Company may receive credit for net losses, if any, as such losses offset taxable income of other members of the consolidated group. The provision for federal income taxes is based on amounts determined to be payable as a result of current year operations. Intercompany tax balances are settled quarterly. These federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired for all tax periods through December 31, 2009. The Company is not currently subject to any state income tax examinations.

Income taxes have been determined using the liability method. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated as the difference between the book and tax bases of the appropriate assets and liabilities and are measured using enacted tax rates. Deferred tax assets are recognized only to the extent that it is more likely than not that future taxable profits will be available. A valuation allowance is established where deferred tax assets cannot be recognized. Based on an analysis of the Company's tax position, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to enable the Company to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2014.

The Company includes penalties and interest accrued related to unrecognized tax benefits in the calculation of income tax expense. As of December 31, 2014, the Company has no unrecognized tax benefits and does not expect significant changes within the next year.

There were no significant differences between the Company's effective rate and the U.S. federal income tax rate of 35%.

5. Income Taxes (continued)

The tax effects of temporary differences that gave rise to the deferred income tax assets and liabilities as of December 31, 2014, were as follows:

Deferred income tax assets - employee-related liabilities	$	3,066
Deferred income tax liabilities		—
Deferred income tax assets, net	$	3,066

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies. The Company appropriately notified the SEC and FINRA in advance of the dividend payments described in Note 4. As of December 31, 2014, the Company had net capital of $862,104, which was $843,172 in excess of its required net capital of $18,932. The ratio of aggregate indebtedness to net capital was 32.94%.

7. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. The Company does not expect that any such litigation, pending or threatened, as of December 31, 2014, will have a material adverse effect on its financial condition, future operating results, or liquidity.

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